FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 02, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

March 02, 2006

                                                                                                                          March 2, 2006

                                Notification of the annual General Shareholders' Meeting of OAO Tatneft

On February 28, 2006, the Board of Directors of OAO Tatneft has resolved:

1.       To hold the annual General Shareholders' Meeting of OAO Tatneft on the results of the activities in 2005 on June 30, 2006.
2.       Venue of the meeting shall be: "Neftche" Palace of Culture, Almetyevsk.
3.       The time for the beginning of the meeting of shareholders shall be 10:00 a.m., Moscow time.
4.       To determine that the list of shareholders entitled to participate in the annual General Shareholders' Meeting of OAO
         Tatneft shall be compiled on the basis of the Company's shareholders' register as of 8:00 a.m., on May 15, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: Victor I. Gorodny____________________________

     Name:(Victor I. Gorodny)
                                                                              Title: (Deputy General Director, Head of the Property Department)

Date:   March 02, 2006